VEDDER PRICE

MEEGHAN M. O'DONNELL
312-609-7529
modonnell@vedderprice.com

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

November 2, 2004

VIA FEDERAL EXPRESS AND EDGAR

United States and Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0408
450 Fifth Street N.W.
Washington, D.C. 20549
Attention: William Friar
            Kathryn McHale

Re: Royal Financial, Inc. (Commission File No. 333-119138)

Dear Mr. Friar and Ms. McHale:

On behalf of Royal Financial, Inc. (the "Company"), this letter responds to the comment letter dated October 21, 2004 from William Friar, Senior Financial Analyst of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form SB-2 filed on September 21, 2004 (the "Registration Statement"). The text of your letter has been included for your reference and the Company's response is presented below each comment in bold.

Accompanying an overnight copy of this letter is a courtesy copy of Amendment No. 1 to the Registration Statement as filed with the Commission on November 2, 2004, marked to reflect the changes detailed herein made in response to the staff's comments and certain other updating and conforming changes.

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General

1.   Please revise the prospectus to comply with the plain English rules. For example, do not define terms such as Royal Financial or FDIC. If you are confident that the abbreviations or shortened names that you use will be intuitively understood by investors, such as Royal Financial being the holding company or the term is known from normal everyday language, such as FDIC, use them. If the investor must learn a new language to understand the defined

CF1-00009872

VEDDERPRICE

term, don't use it. Similarly, revise the prospectus to eliminate legalisms like hereby, herein, thereunder and pursuant to.

As requested, we have revised the prospectus to comply with the plain English rules of Rule 421(d). In addition, we have revised the prospectus to eliminate legalisms like "hereby," "herein," "thereunder" and "pursuant to."

2.   Please include an updated consent from your independent auditors in the pre-effective amendment.

An updated consent from Crowe Chizek and Company LLC has been included as Exhibit 23.2.

3.   Please note the updating requirements of Item 310 of Regulation S-B.

Please note that we have added a "Recent Developments" section, highlighting and describing Royal Savings Bank's financial results as of September 30, 2004, starting on page 20 of the marked copy of the prospectus.

<u>Summary</u>
<u>Establishment of the Royal Charitable Foundation and Contribution of Shares – page 5.</u>

4.   Please provide more information concerning the focus of the Royal Charitable Foundation. Aside from investment in the community, it is unclear what sort of individuals or organizations will be funded through the Foundation.

As requested, "Summary – Establishment of the Royal Charitable Foundation and Contribution of Shares" has been revised to provide more information concerning the focus of the Royal Charitable Foundation and what sort of individuals or organizations will be funded through the Foundation. More specifically, the following language has been added:

"The Foundation will make grants and donations to non-profit and community groups and projects located within our market area, including, but not limited to, programs and initiatives that foster health care, increase job opportunities, improve housing, support senior services and economic development, and focus on the humanities and arts in the community."

<u>How We Determined the Price Per Share and the Offering Range – page 5</u>

5.   Here or at another appropriate place in the prospectus discuss market performance of peer group conversions.

VEDDERPRICE

As requested, a new section "After – Market Stock Price Performance Provided by Independent Appraiser" has been added before "Summary – How We Determined the Price Per Share and the Offering Range" to discuss market performance of peer group conversions. Please see revisions starting on page 6 of the marked copy of the prospectus.

<u>Use of Proceeds – page 6</u>

6.   Please discuss what is included in "general corporate purposes" of the holding company for which you will be retaining 42% of the offering proceeds. If the primary purpose of this offering is not to raise capital, please clearly state that in this document.

As requested, "Summary – Use of Proceeds" has been revised to discuss what is included in "general corporate purposes" of the holding company for which it will be retaining 42% of the offering proceeds. Please see revisions starting on page 8 of the marked copy of the prospectus.

7.   Please treat Royal Savings Bank as a consolidated subsidiary for purposes of the use of proceeds both here and on page 17, and not like an unaffiliated investment where you have no control as to where the funds will be used.

As requested, "Summary – Use of Proceeds" has been revised to clarify that Royal Savings Bank (the "Bank") is a subsidiary of the Company and not an unaffiliated investment. More specifically, "our subsidiary," has been added before "Royal Savings Bank" throughout the prospectus, as appropriate.

<u>Benefits to Management from the Offering – page 8</u>

8.   Please clarify whether the employees, officers and directors referred to by the table are members of Royal Financial Bank or the issuer exclusively.

As requested, "Summary – Benefits to Management from the Offering" has been revised to clarify that the employees, officers and directors referred to by the table are members of both the Company and the Bank.

<u>Risk Factors – general</u>

9.   Please consider reordering the risk factors in order to reflect their importance to the investor. Specifically, consider moving the final two risk factors detailing anticipated lending practices closer to the beginning of this section.

As requested, the final two risk factors detailing anticipated lending practices have been moved to the beginning of the "Risk Factors" section.

VEDDER PRICE

10. Consider adding to the above risk mentioned factors: disclosure regarding your intent to attract "commercial and commercial real estate loans from underserved small businesses" as described on page 28 and the risks associated with lending to this particular borrower group.

As requested, a risk factor regarding the Bank's intent to attract commercial and commercial real estate loans from underserved small businesses has been added. More specifically, the following language has been added:

"Commercial Lending to Small Businesses May Expose Us to Increased Lending Risk

In an effort to increase our emphasis on commercial and commercial real estate lending, we intend to concentrate our efforts on, among other things, attracting commercial and commercial real estate loans from small businesses within our market area. We have identified numerous commercial lending opportunities in our market area with small businesses that have historically been underserved. Many of these small businesses are underserved because they are retail-based and present inherent lending risks due to their size. These small businesses also potentially present additional economic and industry risks due to the quality of financial statements used in underwriting. Additionally, the adequacy and nature of the collateral used by these small businesses to secure loans also presents higher than normal risks."

Comparison of Independent Valuation and Pro Forma Financial Information with and without the Foundation – page 26

11. Please explain how you arrived at the $1,363,000 figure you refer to as the offering amount without the Foundation.

The $1,363,000 refers to the difference between a maximum of the offering range of $22,500,000 with the Foundation, and a maximum of the offering range of $23,863,000 without the Foundation, as shown in the "At Maximum of Offering Range" columns in the table on page 34 of the marked copy of the prospectus. These "maximum of the range" values reflect an offering of $19,500,000 at the midpoint with the Foundation, and an offering of $20,750,000 at the midpoint without the Foundation.

The offering amount at the maximum of the offering range of $22,500,000, with the Foundation, resulted in a P/B ratio of 73.21%, as shown in the table on page 34 of the marked copy of the prospectus. Without the Foundation, in order to reach the same approximate P/B ratio the maximum of the range would equal $23,863,000 (resulting in a P/B ratio of 73.37%). The two valuations of the Company were obtained by attempting to match the pro forma P/B ratios with and without the Foundation.

VEDDERPRICE

Management Discussion and Analysis – General

12. Please revise to discuss your critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Refer to Section V of SEC Financial Reporting Release 72.

As requested, "Management's Discussion and Analysis – General" has been revised to discuss the Bank's critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. More specifically, a "Critical Accounting and Policies and Estimates" section has been added on page 37 of the marked copy of the prospectus.

Management's Discussion and Analysis – Liquidity and Capital Resources – page 35

13. We note your disclosure that if you should require funds beyond your internal funding capabilities, advances from the Federal Home Loan Bank of Chicago are available. Please revise to quantify the amount of credit available from the Federal Home Loan Bank at June 30, 2004.

As requested, "Management's Discussion and Analysis – Liquidity and Capital Resources" has been revised to quantify the amount of credit available from the Federal Home Loan Bank at June 30, 2004. More specifically, the following language has been added:

"As of June 30, 2004, Royal Savings Bank had $12 million of available credit from the Federal Home Loan Bank of Chicago."

14. We note on your statement of cash flows that you received $35.7 million and $27.3 million in cash inflows from maturities, calls and paydowns of available for sale securities during 2003 and 2004. Please revise to discuss how these funds were used or how they will be used in response to the Bank's short and long-term liquidity needs.

As requested, "Management's Discussion and Analysis – Liquidity and Capital Resources" has been revised to discuss how these funds were used or how they will be used in response to your short and long-term liquidity needs. More specifically, the following language has been added:

"During 2004 and 2003, we received proceeds of $27.0 million and $35.3 million from maturities, calls and paydowns of available for sale securities. These proceeds were primarily reinvested in federal funds and loans receivable. During 2004, the proceeds were also used for

the construction of our new building at our main office location and the opening our of new branch location in Lansing, Illinois."

15. Please revise to discuss any known trends or any known circumstances, demands, commitments, events or uncertainties reasonably likely to have a material effect on your liquidity increasing or decreasing. For example, we note that beginning in 2004 you began to sell substantially all newly originated one-to-four family residential loans to third-party investors. Refer to Item 303 of Regulation S-B.

As requested, "Management's Discussion and Analysis – Liquidity and Capital Resources" has been revised to discuss any known trends or any known circumstances, demands, commitments, events or uncertainties reasonably likely to have a material effect on the Bank's liquidity increasing or decreasing. More specifically, the following language has been added:

"Although we will continue to sell substantially all newly originated one- to four-family residential loans to third-party investors, we anticipate lower liquidity than we have experienced in the past because these funds will be used to invest in more commercial real estate loans and commercial loans. However, to the extent increased commercial lending will decrease liquidity, it will be partially offset by the proceeds of the offering and, to a lesser extent, short term investments."

Business of Royal Savings Bank – General – page 37

16. Please revise to present the following ratios, as required by Item VI of Industry Guide 3 for the years ended June 30, 2003 and 2004, respectively.

- Return on assets
- Return on equity
- Equity to assets ratio

As requested, "Management's Discussion and Analysis – Comparison of Results of Operations for the Years Ended June 30, 2004 and June 30, 2003 - General" has been revised to present "Return on assets," "Return on equity" and "Equity to assets ratio" for the years ended June 30, 2003 and 2004. More specifically, the following language has been added:

"Return on average assets was 0.09% for the year ended June 30, 2004 as compared to 0.55% for the year ended June 30, 2003. Return on average equity was 0.63% and 3.5% for the periods ended June 30, 2004 and 2003. Equity to assets at June 30, 2004 and 2003 was 13.72% and 15.52%, respectively."

Business of Royal Savings Bank – Investment Securities – page 46

17.   Please revise to state the name and aggregate book and market value of any issuer whose aggregate book value exceeds ten percent of members' equity, at June 30, 2004. If none exist, disclose that fact. Refer to Item II(C) of Industry Guide 3.

As requested, "Business of Royal Savings Bank – Investment Securities" has been revised to disclose that there are no issuers whose aggregate book value exceeds ten percent of members' equity at June 30, 2004. More specifically, the following language has been added:

"At June 30, 2004, Royal Savings Bank does not have any investment whose aggregate book value exceeds ten percent of members' equity."

Business of Royal Savings Bank – Allowance for Loan Losses – page 44

18.   We note the quantitative and qualitative factors that you consider when determining your allowance for loan losses. Please revise to discuss how each of these factors affected your determination as of June 30, 2004.

As requested, "Business of Royal Savings Bank – Allowance for Loan Losses" has been revised to discuss how each of the quantitative and qualitative factors affected the Bank's determination as of June 30, 2004. Please see response to Item 19 below.

19.   We note significant increases in your commercial real estate loans and commercial loans during 2004. Please revise to explain why your allowance for loan losses stayed relatively the same from 2003 to 2004, given the significant change in the composition of your loan portfolio. Directly address any peer loss experience you may have referenced to estimate losses. Directly address the quality of participations purchased.

As requested, "Business of Royal Savings Bank – Allowance for Loan Losses" has been revised to explain why the Bank's allowance for loan losses stayed relatively the same from 2003 to 2004, given the significant change in the composition of its loan portfolio. In addition, we added additional disclosure addressing any peer loss experience the Bank referenced to estimate losses and the quality of participations purchased. More specifically, the following language has been added:

"During the year ended June 30, 2004, Royal Savings Bank determined that the allowance for loan losses was adequate to absorb probable incurred losses at June 30, 2004 without any additional provisions. In reaching this decision, Royal Savings Bank considered several factors including: a decrease in the nonaccruing loans of $424,000; the sale of one-to-four family real estate loans into the secondary market, which resulted in a more seasoned

one-to-four family loan portfolio and reduced the risk of exposure; an overall decrease in the one-to-four family real estate loans, and recent growth in its unseasoned commercial real estate loan and commercial loan portfolios. Although Royal Savings Bank considers the commercial real estate loans and commercial loans, which are composed primarily of participation loans purchased from other financial institutions, to be of high quality, as these loans are originated at loan to collateral values of 75% or less, there is more inherent risk in these portfolios as they have a higher risk of default than one-to-four family real estate loans. Based in part on these factors, Royal Savings Bank made the decision to reallocate a portion of the existing allowances to the unseasoned commercial real estate loan and commercial loan portfolios, rather than reducing the allowance for loan losses.

In addition, Royal Savings Bank relies on its experienced senior management, as well as peer group data and the FDIC state profile for Illinois banks to assist in determining the appropriate reserves. At June 30, 2004, the median ratio of allowance for loan and lease losses to total loans was 1.15% for all banks in Illinois. In addition, at June 30, 2004, the median ratio of allowance for loan losses to loans was 1.22% for banks in Illinois with $50 million to $99 million in assets having 20% of their portfolio invested in residential real estate. Based on the factors listed above, as well as the peer data, the underwriting criteria, the past experience of management, and the fact that 58% of Royal Savings Bank's loan portfolio continues to be invested in one-to-four family real estate loans, Royal Savings Bank determined it was appropriate to maintain its reserve at its current levels."

<u>Taxation – general – page 58</u>

20. Please briefly disclose the anticipated tax status of the Foundation.

As requested, "Taxation – General" has been revised to briefly disclose the anticipated tax status of the Foundation. More specifically, the following language has been added:

"Tax Considerations Regarding the Royal Charitable Foundation

Vedder Price has advised us that an organization created for the intended purposes of the Foundation discussed in this prospectus should qualify as a Section 501(c)(3) exempt organization under the Code and should be classified as a private foundation. The Foundation will submit a timely request to the IRS to be recognized as an exempt organization. As long as the Foundation files its application for tax-exempt status within 15 months from the date of its organization, and provided the IRS approves the application, its effective date as a Section 501(c)(3) organization will be the date of its organization."

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New Benefit Plans – page 63

21.   In the fourth paragraph, please note what would have been the payment, including gross-up payments to Mr. Moll, assuming that they had been triggered as of a recent date.

As requested, the fourth paragraph of "Management – New Benefit Plans" has been revised to disclose what the payment would have been to Mr. Moll, including tax gross-up payments, assuming that they had been triggered as of a recent date. More specifically, the following language has been added:

"If such a payment was triggered as of September 30, 2004, Mr. Moll would be entitled to a payment of $437,702, including tax gross-up payments."

The Conversion
Continuity – page 69

22.   Please clarify whether directors who are removed or resign from the board of directors of the Issuer will automatically be removed from the board of Royal Savings Bank.

As requested, "The Conversion – Continuity" has been revised to clarify the relationship between the Board of Directors of the Company and the Bank. More specifically, the following language has been added:

"Although the Boards of Directors of Royal Financial and Royal Savings Bank will initially be composed of the same individuals, there is no requirement that they retain this parallel composition in the future. Situations may arise that cause the composition of Royal Financial and Royal Savings Bank to be different. For example, Royal Financial or Royal Savings Bank may wish to increase or decrease the number of members of its Board of Directors. There is no requirement that the Board of Directors be increased or decreased to mirror the other. In addition, a director may resign or be removed from the Board of Directors of either Royal Financial or Royal Savings Bank, but retain their position on the other Board of Directors. There is no requirement that a director who resigns or is removed from one Board of Directors also resign or be removed from the other Board of Directors."

Purpose of the Foundation – page 70

23.   Please consider providing a mission statement or further explanation regarding the intended beneficiaries of the foundation. Please refer to comment number 1.

As requested, "The Conversion – We Plan to Establish the Royal Charitable Foundation – Purpose of the Foundation" has been revised to provide further explanation

regarding the intended beneficiaries of the Foundation. **More specifically, the following language has been added:**

> "The Foundation will make grants and donations to non-profit and community groups and projects located within our market area, including, but not limited to, programs and initiatives that foster health care, increase job opportunities, improve housing, support senior services and economic development, and focus on the humanities and arts in the community."

24.   Please clarify how the Foundation intends to use the services of the employees of Royal Savings Bank without compensating them for the value of those services or state that you do not anticipate that this would occupy a large amount of time for your employees. (p.71).

As requested, "The Conversion – We Plan to Establish the Royal Charitable Foundation – Purpose of the Foundation" has been revised to clarify that the Bank does not anticipate that the use of the Bank's employees will occupy a large amount of their time. More specifically, the language has been revised to provide:

> "Initially, the Foundation is expected to have no separate employees but will utilize the staff of Royal Savings Bank, however, we do not anticipate that this will occupy a large amount of time from these Royal Savings Bank employees. In the event that the amount of time becomes significant, the Foundation would pay Royal Savings Bank for the value of their services."

25.   In the second full sentence of the second full paragraph on page 71, please clarify that the initial directors of the Foundation will be purchasing shares on behalf of the Foundation for investment purposes and not for resale purposes.

As requested, the second full sentence of the second full paragraph of "Purpose of the Foundation" has been revised to clarify that the initial directors of the Foundation will be purchasing shares on behalf of the Foundation for investment purposes and not for resale purposes. More specifically, the following language has been added:

> "on behalf of the Foundation for investment purposes and not for resale purposes."

Restriction on Acquisition of Royal Financial and Royal Savings Bank
Restrictions in Royal Financial's Certificate of Incorporation and Bylaws – page 85.

26.   In the third sentence of the second full paragraph, please consider altering the language which provides that directors must "undertake to repay" advances made by the issuer for indemnification purposes to "obligated to repay."

VEDDERPRICE

As requested, the third sentence of the second full paragraph of "Restriction on Acquisition of Royal Financial and Royal Savings Bank – Restrictions in Royal Financial's Certificate of Incorporation and Bylaws" has been revised to provide that the directors are "obligated to repay" rather than must "undertake to repay" advances made by the Company for indemnification purposes.

Additional Information – page 92

27.   Please delete the qualification in the penultimate sentence of the first paragraph. The prospectus must include a description of all the material provisions of the contracts or other documents that are filed as exhibits.

As requested, the penultimate sentence of the first paragraph of "Additional Information" has been deleted.

Report of Independent Accountants – page F-1

28.   We note your financial statements include an unaudited footnote that extends through the date of your audit report. Please supplementally explain why this footnote was not audited and revise if necessary.

"Unaudited" has been remove from Note 16 to the Bank's financial statements.

Statements of Members' Equity – page F-4

29.   We note significant increases in unrealized losses related to your available for sale securities. Supplementally tell us why these losses have increased and revise to provide a discussion regarding the increase in your MD&A.

On page 38 of the marked copy of the prospectus – "Management's Discussion and Analysis – Comparison of Financial Condition at June 30, 2004 and June 30, 2003," the Bank indicated that "Accumulated other comprehensive income decreased as a result of changes in net unrealized gains on securities available for sale due to fluctuations in interest rates." In addition, the following language has been added:

"The change in interest rates has caused the prepayments speeds on various of the mortgage-backed securities to increase, which has resulted in the fair value declining, as rates increase and the prepayment speeds decline Royal Savings Bank expects that the fair values of these securities will increase. In addition the overall rate environment has caused a decline in the value of the US Government and federal agency securities, as well as the Federal National Mortgage Corporation and Federal National Mortgage Association bonds. During the year ended June 30, 2004, there were $27.3 million of maturities, calls and paydowns, which were reinvested at the then current market rates. As these rates and market conditions changed, it resulted in a decrease in market values as the invested rate was below the market rate at June 30, 2004. Royal Savings Bank does not believe that there is any credit risk associated with these securities and expects to receive the full principal amounts due."

Statements of Cash Flows – page F-5

30.   Please revise to disclose purchases of loan participations separately from net change in loans receivable. Only loans made to customers should be shown net of principal collections. Refer to paragraph 7a of FAS 104.

As requested, the Bank's Statement of Cash Flows has been revised to provide a separate line item for "Purchase of loan participations" from "Net change in loans receivable."

31.   Please revise to disclose originations and sales of loans held for sale separately as operating cash flows from net change in loans held for sale. Refer to paragraph 21 of FAS 104.

As requested, the Bank's Statement of Cash Flows has been revised to provide a separate line item under "Operating Cash Flows" for each of "Origination of loans held for sale" and "Proceeds from sale of loans held for sale" from "Net change in loans held for sale."

32.   Please revise to provide a separate line item in operating cash flows for gains/losses on sales of loans. Refer to paragraph 28 of FAS 95.

As requested, the Bank's Statement of Cash Flows has been revised to provide a separate line item under operating cash flows for "Gain on sales of loans sold."

33.   Please revise to provide a separate line item in operating cash flows for amortization of premiums and discounts on securities. Refer to paragraph 28 of FAS 95.

As requested, the Bank's Statement of Cash Flows has been revised to provide a separate line item under "Operating Cash Flows" for "Net amortization securities."

34.   Please revise to provide a separate line item in operating cash flows for amortization of deferred loan fees. Refer to paragraph 28 of FAS 95.

As requested, the Bank's Statement of Cash Flows has been revised to provide a separate line item under "Operating Cash Flows" for "Amortization of deferred loan fees."

VEDDERPRICE

Significant Accounting Policies – Securities – page F-6

35.   Please revise to describe your policy for determining whether unrealized losses on investments are other than temporary.

      As requested, "Securities" under Note 1 to the Bank's financial statements has been revised to describe its policy for determining whether unrealized losses on investments are other than temporary. More specifically, the following language has been added:

      "The Bank evaluates its securities for impairment on a periodic basis to determine whether an impairment charge should be recorded when a security has experienced a decline in value that is other-than-temporary. This analysis includes reviewing credit ratings and discounted cash flows as well as evaluating intent and ability to hold the securities for the foreseeable future."

Significant Accounting Policies – Loans – page F-6

36.   Please revise to describe your accounting policy for loan participations.

      As requested, "Loans" under Note 1 to the Bank's financial statements has been revised to describe its accounting policy for loan participations. More specifically, the following language has been added:

      "Transfers of financial assets, including loan participations, are accounted for as sales, when control over the assets have been surrendered. Control over transferred asset is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity."

37.   Please revise to describe your accounting policy for charging off uncollectible loans. Refer to SOP 01-6.

      As requested, "Loans" under Note 1 to the Bank's financial statements has been revised to describe its accounting policy for charging off uncollectible loans. More specifically, the following language has been added:

      "Loans are typically charged off no later than 90 – 120 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful."

38.   Please revise your accounting policy for impaired loans to be consistent with paragraph 8 of FAS 114. Loans are considered to be impaired when it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement.

As requested, "Allowance for Loan Losses" under Note 1 to the Bank's financial statements regarding impaired loans has been revised to be consistent with paragraph 8 of FAS 114. More specifically, the following language has been added:

"A loan is impaired when it is probable that all amounts due will not be collected according to contractual terms of the loan agreement."

39.   Your non-accrual loans should be included in impaired loans. Please revise your disclosures accordingly. Refer to paragraph 8 of FAS 114.

As requested, Note 4 to the Bank's financial statements has been revised to include nonaccrual loans in impaired loans. More specifically, the following language has been added:

"Nonaccrual loans consisted of one-to-four family residential real estate loans and consumer loans at June 30, 2004 and June 30, 2003 and are collectively evaluated for impairment."

Significant Accounting Policies – Premises and Equipment – page F-7

40.   Please revise to separately disclose the depreciable lives for each class of property and equipment assets. Refer to paragraph 5 of APB 12.

As requested, "Premises and Equipment" under Note 1 to the Bank's financial statements has been revised to separately disclose the depreciable lives for each class of property and equipment assets. More specifically, the following language has been added:

"Buildings and improvements are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years."

Note 3 – Securities – page F-8

41.   To the extent you have GSE direct obligations, please revise to disclose them separately from U.S. Government and federal agency securities.

As requested, Note 3 to the Bank's financial statements has been revised to provided separate line items for each of "Federal Home Loan Mortgage Corporation bonds" and

VEDDERPRICE

"Federal National Mortgage Association bonds" from "U.S. Government and federal agency securities."

42. Please supplementally describe the credit quality of your collateralized mortgage obligations. Also, describe the nature of your collateralized mortgage obligations, including the type of tranche you have invested in.

The Bank's CMO investment portfolio is entirely comprised of agency issue mortgage loan CMO tranches. The payments to investors are guaranteed by the issuing agency if the agency is FNMA (Fannie Mae) or FHLMC (Freddie Mac). At September 30, 2004, 41% of Royal Savings Bank's CMO portfolio were issued by Freddie Mac and the remaining 59% were issued by Fannie Mae.

Note 4 – Loans – page F-9

43. Please revise to quantify the aggregate amount of gains or losses on sales of loans included in income for the year ended June 30, 2004. Refer to SOP 01-6.

As requested, a separate line item has been added to the Bank's Statements of Income for "Gain on sale of loans" under "Noninterest income."

Note 8 – Advances from Federal Home Loan Bank – page F-11

44. Please revise to quantify the amount of unused lines of credit and FHLB borrowing capacity available for short-term financing. Refer to Rule 9-03 of Regulation S-X.

As requested, Note 8 to the Bank's financial statements has been revised to quantify the amount of unused lines of credit and FHLB borrowing capacity available for short-term financing. More specifically, the following language has been added:

"The advances were collateralized by $19,960,000 and $20,730,000 of first mortgage loans under a blanket lien arrangement at year-end 2004 and 2003. Based on this collateral, the Bank could have borrowed up to $12,096,000 and $12,438,000 at June 30, 2004 and 2003 from the Federal Home Loan Bank."

45. Please revise to quantify the carrying amount of assets pledged as collateral for your FHLB advances. Refer to SOP 01-6.

As requested, Note 8 to the Bank's financial statements has been revised to quantify the carrying amount of assets pledged as collateral for its FHLB advances. Please see response to Item 44 above.

CHICAGO/#1295145.2

CF1-00009886

Note 9 – Income Taxes – page F-12

46.   We note a statutory income tax rate of 34% for the years ended June 30, 2004 and 2003 respectively. Please supplementally tell us why a 69% tax rate was used to compute tax expense on net unrealized losses included in other comprehensive income for 2003 and explain why a tax expense was computed on these losses rather than a tax benefit.

For the year ended June 30, 2002, the Bank had established the temporary difference for the unrealized gain (loss) on available for sale securities at a rate less than 34% because of the tax exempt income that the Bank was earning. The effective tax rate for the year ended June 30, 2002 was at 20.6%. During 2003, the Bank acquired $38,000,000 of new securities available for sale, and reevaluated their tax position and determined it would be more appropriate to use a marginal tax rate of 34% to establish the deferred taxes on the available for sale securities. The effective tax rate for the Bank was 30.6% for the year ended June 30, 2003.

The impact of this change to reflect the marginal tax rate of 34% as of July 1, 2003, was to decrease the accumulated other comprehensive income component of members' equity and increase the net deferred tax liability by approximately $187,000. Management decided to make the adjustment through other comprehensive income for the year ended June 30, 2003, instead of adjusting accumulated other comprehensive income as of July 1, 2002, because it had no impact to net income, was not material to members' equity or liabilities (that is, less than 1.5% of equity and less than 0.25% of liabilities), and had no impact to regulatory capital. During the year ended June 30, 2003, this adjustment was then offset by the change in the fair values of securities available sale, which amounted to a tax benefit of approximately $62,000. The net of this is the amount disclosed in "Note-12 Other Comprehensive Income" of ($125,000).

Note 11 – Off-Balance Sheet Risk and Concentration of Credit Risk – page F-13

47.   Please revise to provide the disclosures required by paragraph 13(a)(c) and (d) of FIN 45 for your standby letters of credit.

As requested, Note 11 to the Bank's financial statements has been revised to provide the disclosures required by paragraph 13(a)(c) and (d) of FIN 45 for its standby letters of credit. More specifically, the following language has been added:

"These are considered financial guarantees under FASB Interpretation 45. The fair value was not considered material."

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VEDDERPRICE

We greatly appreciate your assistance with this filing and thank you again for your cooperation. We expect to request acceleration of effectiveness on or before November 12, 2004. Accordingly, please call me at (312) 609-7529 as soon as possible if you should have any questions.

Very truly yours,



Meeghan M. O'Donnell

MMO/kv

cc: Mr. J. Roger Copley, Manager of Thrift Supervision, Division of Banks and Real Estate
Mr. Robert A. Stearn, Division of Banks and Real Estate
Mr. John Mielecki, Federal Deposit Insurance Corporation (via email)
Mr. Dennis Chapman, Federal Deposit Insurance Corporation (via email)
Mr. Jim Orlowski, Federal Deposit Insurance Corporation (via email)
Mr. Donald A. Moll, Royal Savings Bank
Mr. Steve Nelson, Hovde Securities LLC
Patrick J. Respeliers, Esq., Stinson Morrison Hecker LLP
Daniel C. McKay, II, Esq.